EXHIBIT 99.1

[FOUR SEASONS LOGO]                                                         NEWS

                             FOUR SEASONS TO REDEEM
                     LIQUID YIELD OPTION(TM) NOTES DUE 2029


AUGUST 23, 2004 - TORONTO, CANADA - FOUR SEASONS HOTELS INC. (TSX SYMBOL "FSH"; NYSE SYMBOL "FS") today announced that it intends to redeem all of its Liquid Yield Option(TM) Notes due 2029 (Zero Coupon -- Subordinated: CUSIP 35100EA06) on September 23, 2004 for US$328.73 cash per US$1,000 principal amount at maturity (the redemption price being the issue price plus interest that is accrued but unpaid to but excluding September 23, 2004). The redemption of all of the outstanding LYONs for cash would require an aggregate payment of approximately US$215.5 million, assuming that none of the holders of LYONs exercised the right to convert the LYONs before their redemption. Four Seasons intends to fund the redemption of the LYONs with a portion of its current cash on hand.

In accordance with Canadian generally accepted accounting principles, Four Seasons will allocate the consideration paid on the redemption to the liability and equity components of the LYONs based on their relative fair values at the date of redemption. Depending on interest rates at the date of redemption, Four Seasons anticipates that it will recognize a pre-tax accounting loss that could be in the range of $14 million to $44 million related to the debt component of the LYONs (such amount representing the difference between the carrying value of the debt component and the allocated relative fair value of the debt component - estimated at the present value of the LYONs, yielding an assumed 25-year interest rate ranging from 7.5% to 8.5% per annum, compounding semi-annually). This loss will be recorded in the statement of operations of Four Seasons in its third quarter. In addition, at these interest rates, Four Seasons expects to recognize a pre-tax accounting gain on the extinguishment of the equity component of the LYONs, which could be in the range of approximately $2 million to $32 million. The gain would be recognized directly in retained earnings in the third quarter. The amount of the gain and loss is extremely sensitive to interest rate changes. Based on the foregoing, the expected net impact on retained earnings from the extinguishment of the debt and equity components of the LYONs would be a reduction of approximately $12 million, although the US to Canadian dollar exchange rates will also affect the net impact.

Holders may convert LYONs into Limited Voting Shares of Four Seasons prior to the close of business on September 23, 2004, at a conversion rate of 5.284 Limited Voting Shares per US$1,000 principal amount at maturity of LYONs. (Cash will be paid in lieu of any fractional shares that otherwise would be issued on conversion.) Four Seasons has the right to acquire LYONs presented for conversion for cash in lieu of issuing Limited Voting Shares. If Four Seasons exercises this right, the amount of cash per US$1,000 principal amount at maturity of LYONs will be equal to the product of the conversion rate and the closing sale price of a Limited Voting Share on the New York Stock Exchange on the trading day immediately prior to the conversion date. On August 20, 2004, the last reported sale price of Limited Voting Shares on the New York Stock Exchange was US$57.27.


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                                      -2-

A notice of redemption is being sent by The Bank of Nova Scotia Trust Company of New York, the U.S. trustee for the LYONs, to the registered holders of LYONs. Copies of the notice of redemption and additional information relating to the procedure for redemption may be obtained from The Bank of Nova Scotia Trust Company of New York by calling (212) 225-5427. The Bank of Nova Scotia Trust Company of New York at One Liberty Plaza, 23rd Floor, New York, New York 10006 is acting as paying agent and conversion agent for the LYONs.

All dollar amounts referred to in this news release are in Canadian dollars unless otherwise noted.

With a history spanning four decades and a portfolio that extends worldwide, Four Seasons Hotels and Resorts is the world's leading operator of luxury hotels, currently managing 64 properties in 29 countries.

This news release contains "forward-looking statements" within the meaning of federal securities laws. These statements concern anticipated future events, results, circumstances, performance or expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties that can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. These statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                                      # # #

CONTACT:  DOUGLAS L. LUDWIG
          CHIEF FINANCIAL OFFICER AND EXECUTIVE VICE PRESIDENT
          (416) 441-4320

          BARBARA HENDERSON
          VICE PRESIDENT TAXATION AND INVESTOR RELATIONS
          (416) 441-4329